Exhibit 99.1

News Release

June 30, 2010

Catalyst pays tax bill in full to three of four municipalities

Richmond, (BC) — Catalyst Paper (TSX:CTL) will pay its full municipal property tax bill in three of the four municipalities that host its BC paper mills, but is seeking leave from the Supreme Court of Canada to appeal a recent court decision involving the fourth municipality. Catalyst said today that it will pay more than $15 million in municipal taxes to Powell River, Campbell River, Port Alberni and the District of North Cowichan.

In light of its continued pursuit of a legal remedy regarding the North Cowichan tax levy, Catalyst will pay $1.5 million to that municipality in addition to all property taxes collected by the municipality on behalf of other governments. A legal appeal has also been filed regarding Campbell River’s regional district rates which ignore last year’s BC Supreme Court order setting aside as illegal certain rates applied by the municipality.

2010 BC Property Taxes (including school, district and other provincial levies)

	North Cowichan	Port Alberni	Campbell River	Powell River
Taxes Levied	$6.5 million	$5.2 million	$4.8 million	$3.0 million
Property taxes at Catalyst’s Snowflake, Arizona mill are C$747,000 in 2010.

“Since Catalyst launched legal actions in 2009, a growing number of organizations have championed the need for a more sensible BC municipal tax structure,” said Kevin J. Clarke, president and chief executive officer. “Competitive taxation keeps companies and communities viable in the post-recession economy. This helps preserve existing jobs and it creates the right conditions for new ones.”

Last year, the Business Council of BC labelled the situation a “municipal taxation crisis” and said it would “press for an overhaul of BC’s broken business property tax regime.”  Recognition of the made-in-BC municipal taxation crisis for industrial taxpayers includes British Columbia’s small and medium-sized businesses.  The June 2010 report on BC property tax fairness from the Canadian Federation of Independent Business declares BC’s municipalities “have become tax-and-spend regimes” and “local economies and jobs are at stake if they don’t act.”

The BC Chamber of Commerce is now calling for change on municipal taxation, saying, “There are still many local governments who fail to realize who employs their tax paying residents, and that as a consequence, they represent the single largest impediment to economic growth and a vibrant and prosperous community.”  And the Canadian Taxpayers Federation is now encouraging the formation of ratepayer associations in BC municipalities that are “focused on a single issue – curbing local government expenditures to reduce or, at least, restrain, the growth of property taxes and user fees.”

“What began as a trickle last year has turned into a tidal wave,” said Clarke.  “BC aims to attract business with a host of provincial benefits. But to operate here long-term, a business must eventually sink roots into a municipality, and that’s when the decision to locate in BC can come back to haunt a company and its local, national and international investors.  That’s because BC’s on-the-ground industrial taxation levels are investment killers, job killers, and community killers, and jurisdictions competing with BC know it.”

Premier Campbell has launched a review of major industrial property assessment and taxation that is due to report its results and recommendations in September.  “The results of this review will have to be game-changing for BC,” said Clarke.  “A report that delays, denies or that fails to produce results that enable BC industry to compete in the post-recession global economy would erase all the provincial government’s investment-attraction efforts to date.”

In the meantime, Powell River and Catalyst reached an innovative agreement in April to achieve twin objectives of reducing Class 4 taxation and reducing future municipal service costs. Under the agreement, the City committed that mill taxes would not exceed $2.3 million for five years. The City and Catalyst also agreed to jointly pursue environmental permit amendments and related arrangements that would enable a 20-year service agreement valued at $750,000 annually in the first five years, under which Catalyst will treat the City’s municipal waste.

“The agreement with Powell River shows that civic leadership can lead to real progress on what is clearly a shared cost problem and we hope it can be a model for other municipalities,” Clarke noted.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

For further information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713